China Jo-Jo Drugstores Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

November 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf & Lilyanna Peyser

Re:	China Jo-Jo Drugstores Inc.
Amended No.4 to Registration Statement on Form F-3
Filed October 19, 2022
File No. 333-259692

Dear Ms. Peyser and Mr. Fetterolf:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated November 15, 2022 (the “Comment Letter”) to China Jo-Jo Drugstores Inc. (the “Company”) with respect to the Amendment No. 4 to Registration Statement on Form F-3.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 4 to Registration Statement on Form F-3 filed October 19, 2022 Cover Page

1.	In each instance where you discuss the August 26 Statement of Protocol, please disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, prospectus summary on page 15 and in Risk Factors section on page 22 of the Amendment No. 5 to Registration Statement on Form F-3 (the “F-3/A”).

2.	We note your response to comment 2, as well as the following disclosure: “To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of such entities, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets.” In each instance where such disclosure appears, please revise to include “the Company” along with “such entities, our subsidiaries, or the consolidated VIEs.”

Response: In response to the Staff’s comment, the Company pointed out to the Staff that “the Company” shall not be added here along with “such entities, our subsidiaries, or the consolidated VIEs”, because the restrictions are unique in transferring cash or assets out from PRC/Hong Kong, where the Company, as a Cayman Islands holding company, does not face any limitations in transferring cash or assets out since the holding company itself does not have any cash or assets in PRC or Hong Kong.

Prospectus Summary, page 1

3.	We note your response to comment 7, however your disclosure appears to continue to be deficient. In connection therewith:

●	State whether you have been denied any permissions or approvals to operate your business.

●	We note your disclosure in the last paragraph on page 4 regarding the consequences if you are required to obtain permissions or approvals to offer your securities in the future as a result of changes in the law. Revise to also address the consequences if you inadvertently conclude that permissions or approvals to offer your securities are not required.

●	Include disclosure of the consequences to you if you, your subsidiaries, the VIEs or the VIEs’ subsidiaries: (i) do not receive or maintain permissions or approvals to operate your businesses, (ii) inadvertently conclude that permissions or approvals to operate your businesses are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain permissions or approvals in the future to operate your businesses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Pages 4 and 5 of the F-3/A under Prospectus Summary section.

4.	Please revise or advise regarding your reference on page 13 to an entity named “Shanghai Juhao.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page 13 to remove the typo.

General

5.	We note your response to comment 5. In connection therewith:

●	The disclosure in the sixth paragraph on your cover page disclosure states that a VIE is an “entity whose financial statements are included in our consolidated financial statements as a result of a series of agreements (“VIE Agreements”) which give us, through our WFOE, the ability to conduct the operations in China and consolidate the financial statements of such entities under the U.S. Generally Accepted Accounting Principles (the “U.S. GAAP”).” Please revise to state that you have the ability to conduct operations in China and consolidate the financial statements of such entities for accounting purposes through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP.

●	We note your cover page disclosure that the economic benefits of the VIE’s business “are transferred to us through certain contractual arrangements and consolidate them into our financial statements under U.S. GAAP as a primary beneficiary for accounting purposes.” Please revise to state that you receive the economic benefits of the VIEs, are the primary beneficiary for accounting purposes, and consolidate their financial statements through the VIE Agreements to the extent you have satisfied the conditions for consolidation of the VIEs under U.S. GAAP. Make similar changes in the first paragraph on page 2, first paragraph on page 13 and third paragraph on page 17.

●	We note your revised disclosure on the cover page that discusses the consolidation of the “financial statements of the VIEs as its primary beneficiary under the U.S. GAAP” in place of your discussion of your “ability to manage the VIEs.” Revise to state that you consolidate the VIEs financial statements and are their primary beneficiaries for accounting purposes to the extent you satisfy the conditions for consolidation of the VIEs under U.S. GAAP. Please make conforming changes on pages 13 and 18 where you continue to discuss your “ability to effectively manage the VIEs and receive economic benefits from it.”

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly at the places pointed out in the comment above.

6.	In an appropriate place, please discuss the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion. In revising your disclosure, please also discuss China’s Enterprise Tax Law, which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China unless such holding company is registered in Hong Kong or other jurisdictions that have a tax treaty with mainland China, in which case the tax is 5% (subject to a qualification review at the time of the distribution).

Response: In response to the Staff’s comment, the Company has added relevant disclosure regarding PRC Enterprise Income Tax Law and Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion accordingly under Description of Ordinary Shares on Page 27.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Ming Zhao
Name:	Ming Zhao
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.

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